Exhibit 23.1

KPMG LLP Suite 1100 1000 Walnut Street Kansas City, MO 64106-2162

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 10, 2023, except for Note 19, as to which the date is January 12, 2024, with respect to the consolidated financial statements of Cingulate, Inc., included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Kansas City, Missouri
January 29, 2024

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.